Exhibit (a)(1)(B)

FORM OF LAUNCH EMAIL

From: optionexchange@equitybenefits.com

Sent: Wednesday, June 15, 2016

To: KEYW Eligible Employees

Subject: Launch of Employee Stock Option Exchange Program

IMPORTANT NEWS — PLEASE READ IMMEDIATELY. SHOULD YOU CHOOSE TO PARTICIPATE IN THIS EXCHANGE PROGRAM, YOU MUST TAKE ACTION BY 5:00 P.M., EASTERN TIME, ON JULY 14, 2016.

As Bill announced on Monday, KEYW’s Stock Option Exchange Program (the “Exchange Program”) begins today. As an eligible participant, we encourage you to carefully read the “Offer to Exchange Certain Outstanding Options for Restricted Stock Units” as well as the other offering materials contained in the Schedule TO we are filing with the Securities and Exchange Commission today (collectively, the “Offering Materials”), all of which are available on the Exchange Program website referred to below. These materials will help you to understand the risks and benefits of the Exchange Program and its terms and conditions.

EXCHANGE PROGRAM INFORMATION & WEBSITE

Below you will find a basic outline of the Exchange Program. Please take the time to educate yourself about the Exchange Program by reviewing the resources on the Exchange Program website. If you choose to participate, you can elect to do so through this website as well. To log into the website, please go to https://keyw.equitybenefits.com. Your Login ID is your Employee Number (000000); your initial password is your Date of Birth (mm/dd/yyyy). You will be required to reset your password during your initial login.

ELIGIBILITY

The Exchange Program is open to all current employees with outstanding stock options that have a per share exercise price equal to or greater than $11.18. However, members of the Board of Directors, named executive officers and certain identified members of the executive leadership team are not eligible to participate in the Exchange Program.

EXCHANGE DETAILS

•	Exchange Ratio: Options with an original exercise price equal to or greater than $11.18 may be exchanged on a 3:1 basis, or 3.0 options for one new restricted stock unit (“RSU”).

Exercise Price	Exchange Ratio (Options/RSUs)	Example
$11.18 and above	3-for-1	3,000 Options exchanged for 1,000 RSUs

New RSUs will fully vest on the one-year anniversary of the date of grant.

OFFERING PERIOD

Opens June 15, 2016

Closes July 14, 2016 at 5:00 P.M., Eastern Time, unless we extend the expiration date

Employees who wish to participate in the Exchange Program must elect to participate during the offering period through the Exchange Program website or by submitting a properly completed election form via facsimile at 443-733-1801. Please contact KEYW’s Corporate Secretary by email at optionexchange@keywcorp.com or by phone (443) 733-1600 to request an election form.

HOW TO LEARN MORE

The offering period for the Exchange Program begins today. There are many things to consider when deciding whether or not to participate and we encourage you to carefully read the more detailed Offering Materials before deciding to participate. Please review the Exchange Program website for more information and instructions on how to elect to participate, change a prior election and withdraw your election before the end of the offering period.

KEYW makes no recommendation as to whether you should participate in the Exchange Program. You must make your own decision whether to participate. We encourage you to speak with your financial, legal and/or tax advisors as necessary, before deciding whether to participate in the Exchange Program.

If you have any questions about the Exchange Program, please contact optionexchange@keywcorp.com.

Please do NOT reply to this email. This mailbox is not monitored and you will not receive a response.

The Exchange Program is being made pursuant to the terms and conditions set forth in the KEYW Tender Offer Statement on Schedule TO, including the Offer to Exchange, and other related materials filed with the Securities and Exchange Commission and available to you free of charge on this Exchange Program website or at www.sec.gov. You should read these written materials carefully because they contain important information about the Exchange Program, including risks related thereto.